FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

FOR IMMEDIATE RELEASE	7 June 2006

Abbey agrees to sell its life businesses to Resolution plc
for £3.6 billion in cash - 97% of EV

Abbey National plc ("Abbey") announces that it has entered into an agreement with Resolution plc under which Abbey will sell its entire life insurance business to Resolution plc (“Resolution”) for a fixed cash consideration of £3.6 billion1. This represents 97% of the Embedded Value2 of the businesses being sold as reported by Abbey at 31 December 2005.

The life businesses being sold are Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey will retain all of its branch-based investment and asset management business, James Hay, its market-leading self-invested personal pension company, and its Wrap business.

Separately, in order to provide continuity of product supply and service to its customers, Abbey has entered into two distribution agreements with Resolution under which:

•	Abbey will distribute through its retail network Abbey-branded life and pensions products provided byResolution; and
•	Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.

In addition, Abbey has secured exclusive access to provide retail banking products to Resolution’s estimated five million policyholders.

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction. Resolution will continue to operate the life operations from the existing Abbey premises in Glasgow. Resolution will also maintain the operations in Dublin and the Isle of Man.

Francisco Gómez-Roldán, Abbey’s Chief Executive, said:

“This is a great deal for Abbey, for our employees and for our customers. We have sold our life businesses for an excellent price and ensured continuity of service and product. We have also secured a competitive distribution agreement for our retail bank and retained our fast-growing branch-based asset management business. In addition, this deal opens up an exciting opportunity for Abbey to distribute banking products to Resolution’s customer base.

We believe Resolution has the expertise, strength and focus to manage the life businesses going forward and this deal provides a clean exit for Abbey allowing us to focus on building our banking business in the UK.”

Clive Cowdery, Resolution’s Executive Chairman commented:

"This is an excellent transaction for both groups. Abbey's retailing skills and quality products will accelerate Resolution's customer strategy."

Completion of the transaction is expected during the third quarter of 2006 and is conditional upon, among other things, approval from the Financial Services Authority and relevant overseas regulators and the approval of Resolution’s shareholders.

Lehman Brothers is acting as exclusive financial adviser to Abbey in this transaction.

Further information:

Abbey

Matthew Young Tel: 020 7756 4232

Stephanie Thatcher Tel: 020 7756 4212

Maitland Consultancy

Martin Leeburn Tel: 020 7395 0419

Lehman Brothers

Stephen Fox Tel: 020 7102 1000

Matt Cannon Tel: 020 7102 1000

Notes to Editors:

1.	The cash consideration is £3.6 billion for the shares of the life businesses and their associated infrastructure and service companies and is subject to a formula adjustment if completion takes place earlier than or after 1 September 2006.

2.	The total value of long-term insurance business ("Embedded Value") reported by Abbey at 31 December 2005 relating to the companies that form part of this transaction was £3,693m, comprising £1,421m of DVFP, £1,487m of net assets held by long-term assurance funds and £785m of shareholder net assets.

The £11m difference from the published total value of long term business of £3,682m at 31 December 2005 in Abbey's annual accounts is due to the exclusion of net assets of companies and other net liabilities which are outside the scope of the transaction.

The UK and Offshore Life Insurance operations had some 2.7m policies and funds under management of £24.2bn at 31 December 2005. The audited trading profit before tax for companies in scope included in Abbey’s financial results for the year ending 31 December 2005 was £278m. The £150m difference from the published trading profit before tax of £128m is due to the exclusion of trading profit of companies outside the scope of the transaction and the cost of capital charged to the life insurance operations.

DVFP represents the discounted value of future profits, which is determined by calculating the discounted value of future cash flows arising from the insurance business (excluding investment contracts).

The new business premiums sold through the retail and intermediary channels for the year ended 31 December 2005 were £45m and £119m respectively (expressed on an annual premium equivalent basis and excluding incremental premiums in Scottish Provident Limited and Scottish Mutual International plc).

3.	The retail bank distribution agreement is a ten year deal covering protection, life bonds and stakeholder pension products. It is subject to a review after five years. There are normal per policy commission arrangements for new business sales with no upfront consideration being paid.

The intermediary distribution agreement is a ten year deal covering Scottish Provident Self Assurance protection products, Scottish Mutual Pegasus protection products and offshore bonds issued by Scottish Provident International Life Assurance Limited. Resolution will use Abbey’s intermediary salesforce to distribute Scottish Provident products to intermediaries and will reimburse Abbey’s costs, on a variable basis, in respect of this salesforce.

The agreement to provide retail banking products to Resolution’s customer base is a five year deal and covers savings products, mortgages, loans, credit cards and other retail banking products.

Resolution

Resolution is the largest specialist manager of closed UK life funds. It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited (“RLG”) completed.

Resolution’s Head Office is in London, with significant administration operations in Wythall (Birmingham) and Liverpool. Resolution’s asset management operations are based in Glasgow.

Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115m and the Century Group in March 2005 for £45m.

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850m and Swiss Life UK for £205m in March 2005.

Resolution had total policyholder assets of approximately £35 billion at 31 December 2005, with total funds under management of £38 billion.

Abbey and Santander

Abbey is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. (“Santander”) (SAN.MC, STD.N). Santander is the largest bank in the euro zone and fourth largest in Europe by market capitalisation. Founded in 1857, Santander has 66 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and has significant market positions elsewhere in Europe, including the United Kingdom (through Abbey) and Portugal, where it is the third largest bank. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2005, Santander recorded EUR 6.22 billion in net profit, up 72.5% from the previous year. For more information on Santander, visit www.gruposantander.com.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 7th June 2006	By: /s/ Shaun Coles
(Authorized Signatory)